

January 25, 2018

Tim Courtis
Chief Financial Officer
Greenlight Capital Re, Ltd.
65 Market Street
Suite 1207, Camana Bay
P.O. Box 31110
Grand Cayman
Cayman Islands

> **Re: Greenlight Capital Re, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 1-33493**

Dear Mr. Courtis:

We have reviewed your December 7, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment , we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements
7. Loss and Loss Adjustment Expense Reserves
Disclosures about Short Duration Contracts, page F-32

1. Refer to your response to our prior comment 3. In order for us to more fully evaluate the appropriateness of your aggregation of the lines included in Appendix A into the frequency, severity and health categories, please tell us which of the lines or parts

thereof are included in each category. Further, provide us an analysis, for each category, of the characteristics of the lines and parts thereof demonstrating that they do not have significantly different characteristics. Refer to ASC 944-40-50-4H.

You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if you have any questions.

Division of Corporation Finance
Office of Healthcare & Insurance